================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                              ____________________
                                 SCHEDULE 13E-3
                        Rule 13e-3 Transaction Statement
       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)
                              [AMENDMENT NO.     ]
                              ____________________

                                OHM CORPORATION
                                (Name of Issuer)
                      INTERNATIONAL TECHNOLOGY CORPORATION
                      (Name of Person(s) Filing Statement)

                    Common Stock, Par Value $0.10 Per Share
                         (TITLE OF CLASS OF SECURITIES)

                                  670839 10 9
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ANTHONY J. DELUCA
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                      INTERNATIONAL TECHNOLOGY CORPORATION
                             2790 MOSSIDE BOULEVARD
                     MONROEVILLE, PENNSYLVANIA  15146-2792
                                 (412) 372-7701
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
          COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)
                              ____________________

                                    Copy to:
                             PETER F. ZIEGLER, ESQ.
                             KAREN E. BERTERO, ESQ.
                          GIBSON, DUNN & CRUTCHER LLP
                             333 SOUTH GRAND AVENUE
                      LOS ANGELES, CALIFORNIA  90071-3197
                                 (213) 229-7000
a. [_]  This statement is filed in connection with (check the appropriate box):
        The filing of solicitation materials or an information statement subject to Regulation 14A [17 CFR 240.14a-1 to 240.14b-1], Regulation 14C [17 CFR 240.14c-1 to 240.14c-101] or Rule 13e-3(c) [(S) 240.13e-3(c)] under the Securities Exchange Act of 1934. [Amended in Release No. 34-23789 ((P) 84,044), effective January 20, 1987, 51 F. R. 42048.]
b. [X]  The filing of a registration statement under the Securities Act of 1933.
c. [_]  A tender offer.
d. [_]  None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [_]
                              ____________________

                           CALCULATION OF FILING FEE

===================================================================================================================================

                         Transaction Valuation*                                                 Amount of Filing Fee
                            $142,423,935.00                                                          $42,015.06
===================================================================================================================================
*   Determined pursuant to Rule 0-11(b)(2) of the Securities Exchange Act of 1934.
[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
Amount Previously Paid:      $42,015.06                             Filing Party:               International Technology Corporation

Form or Registration No.:    Registration Statement on Form S-4     Date Filed:                 February 12, 1998
                             (Reg. No. 333-46183)
====================================================================================================================================


                                  INTRODUCTION

     This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") relates to the acquisition of OHM Corporation, an Ohio corporation ("OHM"), by International Technology Corporation, a Delaware corporation ("ITC"). The acquisition is being made pursuant to an Agreement and Plan of Merger, dated as of January 15, 1998 (the "Merger Agreement"), among OHM, ITC and IT-Ohio, Inc., an Ohio corporation and a wholly owned subsidiary of ITC ("Merger Sub"). The first step of the acquisition was a tender offer (the "Offer") by Merger Sub to purchase 13,933,000 shares of common stock, par value $0.10 per share ("OHM Common Stock"), of OHM at a price of $11.50 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions contained in the Offer to Purchase, dated January 15, 1998 (the "Offer to Purchase"), and the accompanying Letter of Transmittal. The second step provided for in the Merger Agreement is the merger (the "Merger") of Merger Sub with and into OHM, with OHM continuing as the surviving corporation. Pursuant to the Merger Agreement, each issued and outstanding share of OHM Common Stock (other than Excluded Shares (as defined in the Merger Agreement)) will be converted into the right to receive that number of shares of common stock, par value $0.01 per share ("ITC Common Stock"), of ITC and cash as determined at the effective time of the Merger.

     The information contained in this Schedule 13E-3 concerning OHM, including, without limitation, information concerning the background of the transactions, the deliberations, approvals and recommendations of the Board of Directors of OHM in connection with the transaction, the opinion of OHM's financial advisor and OHM's capital structure and projected and historical financial information, was supplied by OHM. ITC and Merger Sub take no responsibility for the accuracy of such information.

     The following cross reference sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Registration Statement on Form S-4, as amended (the "Registration Statement"), filed by ITC with the Securities and Exchange Commission (the "Commission") with respect to the shares of ITC Common Stock to be issued in the Merger, of the information required to be included in response to the items of this Schedule 13E-3. The Registration Statement includes the Joint Proxy Statement of ITC and OHM and the prospectus of ITC with respect to the shares of ITC Common Stock to be issued in the Merger (the "Proxy Statement/Prospectus"). The information set forth in the Registration Statement, including all exhibits thereto, is hereby expressly incorporated by reference as set forth in the Cross Reference Sheet and the responses to each item herein are qualified in their entirety by reference to the information contained in the Registration Statement, including any and all annexes, exhibits and schedules thereto.

                             CROSS REFERENCE SHEET

                                       Location in Registration Statement,
Item in Schedule 13E-3                 unless otherwise specified.

Item 1(a)                              *
Item 1(b)                              *
Item 1(c) and (d)                      "PRICE RANGE OF COMMON STOCK" and
                                       "COMPARISON OF STOCKHOLDER AND
                                       SHAREHOLDER RIGHTS -- Dividend and
                                       other Distributions."
Item 1(e) and (f)                      **
Item 2(a)-(d) and (g)                  "SUMMARY -- The Companies,"  "THE
                                       COMPANIES -- ITC and Merger Sub" and
                                       Schedule II to the Offer to Purchase.
Item 2(e) and (f)                      **
Item 3(a) and (b).................     Front page of the Joint Proxy
                                       Statement/Prospectus, "SPECIAL FACTORS --
                                       Background of the Merger," "THE MERGER
                                       AGREEMENT-- Interests of Certain Persons
                                       in the Merger," "-- Board Representation"
                                       and "CERTAIN TRANSACTIONS."
Item 4(a).........................     Front page of the Joint Proxy
                                       Statement/Prospectus, "THE MERGER" and
                                       "THE MERGER AGREEMENT."
Item 4(b).........................     "THE MERGER AGREEMENT -- Interests of
                                       Certain Persons in the Merger," "--H.
                                       Wayne Huizenga Options" and "WMX
                                       Warrants."
Item 5(a), (b) and (e)............     "THE MERGER -- Plans for OHM."
Item 5(c).........................     "THE MERGER -- Management of OHM after
                                       the Merger," "--Effect on Employee
                                       Benefit Plans," "THE MERGER AGREEMENT --
                                       Interests of Certain Persons in the
                                       Merger" and "-- Board Representation."
Item 5(d).........................     "UNAUDITED PRO FORMA CONSOLIDATED
                                       FINANCIAL STATEMENTS."
Item 5(f) and (g).................     "THE MERGER -- Delisting and
                                       Deregistration of OHM Common Stock."
Item 6(a) and (c).................     "THE MERGER -- Financing Arrangements
                                       Related to the Merger."
Item 6(b).........................     *
Item 6(d).........................     **
Item 7(a)-(c).....................     "SPECIAL FACTORS -- Background of the
                                       Merger," "-- Reasons for the Merger;
                                       Recommendation of the Board of Directors
                                       of ITC with respect to the Merger" and
                                       "-- Reasons for the Merger;
                                       Recommendation of the Board of Directors
                                       of OHM."
Item 7(d).........................     "SPECIAL FACTORS -- Background of the
                                       Merger," "-- Reasons for the Merger;
                                       Recommendation of the Board of


                                     Directors of ITC with respect to the
                                     Merger," "--Reasons for the Merger;
                                     Recommendation of the Board of Directors of
                                     OHM," "-- Opinion of OHM's Financial
                                     Advisor," "-- Certain Federal Income Tax
                                     Consequences," "RISK FACTORS," "THE MERGER
                                     --Management of OHM after the Merger," "--
                                     Effect on Employee Benefit Plans,"
                                     "--Federal Security Law Consequences," "THE
                                     MERGER AGREEMENT --Interests of Certain
                                     Persons in the Merger," "-- WMX Warrants,"
                                     "--Employee Benefit Plans" and "UNAUDITED
                                     PRO FORMA CONSOLIDATED FINANCIAL
                                     STATEMENTS."
Item 8(a), (b), (d) and (e).......   "SPECIAL FACTORS -- Background of the
                                     Merger," "-- Reasons for the Merger;
                                     Recommendation of the Board of Directors of
                                     ITC with respect to the Merger," "--Opinion
                                     of ITC's Financial Advisor," "-- Reasons
                                     for the Merger; Recommendation of the Board
                                     of Directors of OHM" and "--Opinion of
                                     OHM's Financial Advisor."
Item 8(c).........................   "THE OHM SPECIAL MEETING -- Reasons for the
                                     Merger; Recommendation of the Board of
                                     Directors of OHM."
Item 8(f).........................   **
Item 9(a).........................   "SPECIAL FACTORS -- Background of the
                                     Merger," "-- Opinion of ITC's Financial
                                     Advisor," "-- Opinion of OHM's Financial
                                     Advisor" and "EXPERTS."
Item 9(b).........................   "SPECIAL FACTORS -- Background of the
                                     Merger," "Opinion of ITC's Financial
                                     Advisor," "-- Opinion of OHM's Financial
                                     Advisor," "EXPERTS," "Annex B -- Opinion of
                                     Donaldson, Lufkin & Jenrette Securities
                                     Corporation" and "Annex C --Opinion of BT
                                     Alex. Brown Incorporated."
Item 9(c).........................   "SPECIAL FACTORS -- Opinion of ITC's
                                     Financial Advisor" and "-- Opinion of OHM's
                                     Financial Advisor."
Item 10(a) and (b)................   "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                                     OWNERS AND MANAGEMENT -- Certain
                                     Shareholders of OHM."
Item 11...........................   "THE MERGER -- Effect on Employee Benefit
                                     Plans," "--Financing Arrangements Related
                                     to the Merger," "THE MERGER AGREEMENT --
                                     Interests of Certain Persons in the
                                     Merger," "-- Surrender and Payments," "--
                                     WMX Warrants" and "-- Employee Benefit
                                     Plans."
Item 12(a)........................   "SPECIAL FACTORS -- Background of the
                                     Merger," "-- Reasons for the Merger;
                                     Recommendation of the Board of Directors of
                                     ITC with respect to the Merger," "--Reasons
                                     for the Merger; Recommendation of the Board
                                     of Directors of OHM," "THE ITC SPECIAL
                                     MEETING -- Record

                                     Date; Voting Rights; Proxies," "THE OHM
                                     SPECIAL MEETING --Record Date, Voting
                                     Rights; Proxies," "THE MERGER -- Appraisal
                                     Rights," "--Plans for OHM," "--Federal
                                     Securities Law Consequences" and "THE
                                     MERGER AGREEMENT --Interests of Certain
                                     Persons in the Merger."
Item 12(b)........................   "SPECIAL FACTORS -- Reasons for the Merger;
                                     Recommendation of the Board of Directors of
                                     ITC with respect to the Merger," "--
                                     Reasons for the Merger; Recommendation of
                                     the Board of Directors of OHM," "THE ITC
                                     SPECIAL MEETING --Purposes of the ITC
                                     Special Meeting" and "THE OHM SPECIAL
                                     MEETING -- Purposes of the OHM Special
                                     Meeting."
Item 13(a)........................   "THE OHM SPECIAL MEETING -- Appraisal
                                     Rights," "THE MERGER-- Appraisal Rights"
                                     and "COMPARISON OF STOCKHOLDER AND
                                     SHAREHOLDER RIGHTS -- Appraisal and
                                     Dissenters' Rights."
Item 13(b)........................   **
Item 13(c)........................   **
Item 14(a)(1).....................   "AVAILABLE INFORMATION" and "SUMMARY --
                                     Selected Historical Financial Data."
Item 14(a)(2).....................   "UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL
                                     STATEMENTS."
Item 14(a)(3) and (4).............   "SUMMARY -- Selected Historical Financial
                                     Data."
Item 14(b)........................   "SUMMARY -- Selected Unaudited Pro Forma
                                     Consolidated Financial Data" and "UNAUDITED
                                     PRO FORMA CONSOLIDATED FINANCIAL
                                     STATEMENTS."
Item 15(a)........................   "THE MERGER -- Management of OHM after the
                                     Merger," "--Plans for OHM," "THE MERGER
                                     AGREEMENT -- Interests of Certain Persons
                                     in the Merger" and "-- Board
                                     Representation."
Item 15(b)........................   "THE ITC SPECIAL MEETING -- Solicitation of
                                     Proxies" and "THE OHM SPECIAL MEETING --
                                     Solicitation of Proxies."
Item 16...........................   *
Item 17...........................   *

_____________

*  The Item is located in this Schedule 13E-3 only.

** The Item is inapplicable or the answer thereto is in the negative.

ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

     (a) The name of the issuer is OHM Corporation, an Ohio corporation. The address of its principal executive offices is 16406 U.S. Route 224 East, Findlay, Ohio 45840.

     (b) The class of equity securities to which this Schedule 13E-3 relates is the common stock, par value $0.10 per share, of OHM. The amount of such class outstanding as of March 18, 1998 is 25,877,174. The approximate number of holders of record of such class as of March 18, 1998 is 403.

     (c) and (d) Reference is hereby made to the information set forth in the sections entitled "PRICE RANGE OF COMMON STOCK" and "COMPARISON OF STOCKHOLDER AND SHAREHOLDER RIGHTS -- Dividends and other Distributions" of the Registration Statement, which is incorporated herein by reference.

     (e) and (f).  Not applicable.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(d) and (g) This Schedule 13E-3 is being filed by ITC and Merger Sub. Reference is hereby made to the information set forth in the sections entitled "SUMMARY -- The Companies" and "THE COMPANIES -- ITC and Merger Sub" of the Registration Statement and Schedule II to the Offer to Purchase, which are incorporated herein by reference..

     (e) and (f) None of the persons or entities with respect to whom information is required by this item was, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities, subject to, federal or state securities laws or finding of any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

     (a) and (b) Reference is hereby made to the information set forth on the front page of the Joint Proxy Statement/Prospectus and in the sections entitled "SPECIAL FACTORS -- Background of the Merger," "THE MERGER AGREEMENT -- Interests of Certain Persons in the Merger" and "-- Board Representation" and "CERTAIN TRANSACTIONS" of the Registration Statement, which is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

     (a) Reference is hereby made to the information set forth on the front page of the Joint Proxy Statement/Prospectus and in the sections entitled "THE MERGER" and "THE MERGER AGREEMENT" of the Registration Statement, which is incorporated herein by reference.

     (b) Reference is hereby made to the information set forth in the sections entitled "THE MERGER AGREEMENT -- Interests of Certain Persons in the Merger," "-- H. Wayne

Huizenga Options" and "-- WMX Warrants" of the Registration Statement, which is incorporated herein by reference.

ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     (a), (b) and (e)   Reference is hereby made to the information set forth in
the section entitled "THE MERGER -- Plans for OHM" of the Registration Statement, which is incorporated herein by reference. Except as set forth in the Registration Statement, ITC has no present plans or proposals which would relate to, or would result in, any transaction, change or other occurrence with respect to OHM or any class of its equity securities as is listed in paragraphs
(a), (b) and (e) of Item 5 of this Schedule 13E-3.

     (c) Reference is hereby made to the information set forth in the sections entitled "THE MERGER -- Management of OHM after the Merger," "-- Effect on Employee Benefit Plans," "THE MERGER AGREEMENT -- Interests of Certain Persons in the Merger" and "-- Board Representation" of the Registration Statement, which is incorporated herein by reference.

     (d) Reference is hereby made to the information set forth in the sections entitled "THE MERGER -- Financing Arrangements Related to the Merger" and "UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS" of the Registration Statement, which is incorporated by reference.

     (f) and (g) Reference is hereby made to the information set forth in the section entitled "THE MERGER -- Delisting and Deregistration of OHM Common Stock" of the Registration Statement, which is incorporated herein by reference.

ITEM 6.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

     (a) and (c) Reference is hereby made to the information set forth in the section entitled "THE MERGER -- Financing Arrangements Related to the Merger" of the Registration Statement, which is incorporated herein by reference.

     (b) Expenses incurred or estimated to be incurred in connection with the Offer and the Merger equal (i) for ITC, approximately $8.25 million (which includes approximately $100,000 for filing fees, $1 million for legal fees, $400,000 for accounting fees, $5.3 million for appraisal fees, $250,000 for solicitation fees and $1.2 million for printing and other fees) and (ii) for OHM, approximately $6.05 million (which includes $50,000 for filing fees, $800,000 for legal fees, $300,000 for accounting fees, $4.5 million for appraisal fees and $400,000 for printing and other fees).

     (d)  Not applicable.

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

     (a)-(c) Reference is hereby made to the information set forth in the sections entitled "SPECIAL FACTORS -- Background of the Merger," " -- Reasons for the Merger; Recommendation of the Board of Directors of ITC with respect to the Merger" and "-- Reasons for the Merger; Recommendation of the Board of Directors of OHM" of the Registration Statement, which is incorporated herein by reference.

     (d) Reference is hereby made to the information set forth in the sections entitled "SPECIAL FACTORS -- Background of the Merger," "-- Reasons for the Merger; Recommendation of the Board of Directors of ITC with respect to the Merger," "-- Reasons for the Merger; Recommendation of the Board of Directors of OHM," "-- Opinion of OHM's Financial Advisor," "RISK FACTORS," "THE MERGER --Management of OHM after the Merger," "-- Effect on Employee Benefit Plans," "--Certain Federal Income Tax Consequences," "-- Federal Security Law Consequences," "THE MERGER AGREEMENT --Interests of Certain Persons in the Merger," "-- WMX Warrants," "-- Employee Benefit Plans" and "UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS" of the Registration Statement, which is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

     (a), (b), (d) and (e) Reference is hereby made to the information set forth in the sections entitled "SPECIAL FACTORS -- Background of the Merger," "-- Reasons for the Merger; Recommendation of the Board of Directors of ITC with respect to the Merger," "-- Opinion of ITC's Financial Advisor," "-- Reasons for the Merger; Recommendation of the Board of Directors of OHM" and "-- Opinion of OHM's Financial Advisor" of the Registration Statement, which is incorporated herein by reference.

     (c) Reference is hereby made to the information set forth in the section entitled "THE OHM SPECIAL MEETING -- Reasons for the Merger; Recommendation of the Board of Directors of OHM" of the Registration Statement, which is incorporated herein by reference.

     (f)  No such offer has been received.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

     (a) Reference is hereby made to the information set forth in the sections entitled "SPECIAL FACTORS -- Background of the Merger," "-- Opinion of ITC's Financial Advisor," "-- Opinion of OHM's Financial Advisor" and "EXPERTS" of the Registration Statement, which is incorporated herein by reference.

     (b) Reference is hereby made to the information set forth in the sections entitled "SPECIAL FACTORS -- Background of the Merger," "-- Opinion of ITC's Financial Advisor," "-- Opinion of OHM's Financial Advisor," "EXPERTS," "Annex B -- Opinion of Donaldson, Lufkin & Jenrette Securities Corporation" and "Annex C -- Opinion of BT Alex. Brown Incorporated" of the Registration Statement, which is incorporated herein by reference.

     (c) Reference is hereby made to the information set forth in the sections entitled "SPECIAL FACTORS -- Opinion of ITC's Financial Advisor" and "-- Opinion of OHM's Financial Advisor" of the Registration Statement, which is incorporated herein by reference.

ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) and (b) Reference is hereby made to the information set forth in the section entitled "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

-- Certain Shareholders of OHM" of the Registration Statement, which is incorporated herein by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

     Reference is hereby made to the information set forth in the sections entitled "THE ITC SPECIAL MEETING -- Required Vote," "THE OHM SPECIAL MEETING -- Required Vote," "THE MERGER -- Effect on Employee Benefit Plans," "-- Financing Arrangements Related to the Merger," "THE MERGER AGREEMENT -- Interests of Certain Persons in the Merger," "-- Surrender and Payments," "-- WMX Warrants" and "-- Employee Benefit Plans" of the Registration Statement, which is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION

     (a) Reference is hereby made to the information set forth in the sections entitled "SPECIAL FACTORS -- Background of the Merger," "-- Reasons for the Merger; Recommendation of the Board of Directors of ITC with respect to the Merger," "-- Reasons for the Merger; Recommendation of the Board of Directors of OHM," "THE ITC SPECIAL MEETING -- Record Date; Voting Rights; Proxies," "THE OHM SPECIAL MEETING -- Record Date, Voting Rights; Proxies," "-- Appraisal Rights," "THE MERGER -- Plans for OHM," "-- Federal Securities Law Consequences" and "THE MERGER AGREEMENT -- Interests of Certain Persons in the Merger" of the Registration Statement, which is incorporated herein by reference.

     (b) Reference is hereby made to the information set forth in the sections entitled "THE SPECIAL MEETING -- Reasons for the Merger; Recommendation of the Board of Directors of ITC with respect to the Merger," "-- Reasons for the Merger; Recommendation of the Board of Directors of OHM," "THE ITC SPECIAL MEETING -- Purposes of the ITC Special Meeting" and "THE OHM SPECIAL MEETING -- Purposes of the OHM Special Meeting" of the Registration Statement, which is incorporated herein by reference.

ITEM 13.  OTHER PROVISIONS OF THE TRANSACTION.

     (a) Reference is hereby made to the information set forth in the sections entitled "THE OHM SPECIAL MEETING -- Appraisal Rights," "THE MERGER -- Appraisal Rights" and "COMPARISON OF STOCKHOLDER AND SHAREHOLDER RIGHTS -- Appraisal and Dissenters' Rights" in the Registration Statement, which is incorporated herein by reference.

     (b)  None.

     (c)  Not applicable.

ITEM 14.  FINANCIAL INFORMATION.

     (a)(1) Reference is hereby made to the information set forth in the sections entitled "AVAILABLE INFORMATION" and "SUMMARY -- Selected Historical Financial Data" of the Registration Statement, which is incorporated herein by reference.

     (a)(2) Reference is hereby made to the information set forth in the section entitled "UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS" of the Registration Statement, which is incorporated herein by reference.

     (a)(3) [RATIO OF EARNINGS TO FIXED CHARGES]

     (a)(4) [BOOK VALUE PER SHARE]

     (b) Reference is hereby made to the information set forth in the sections entitled "SUMMARY -- Selected Unaudited Pro Forma Consolidated Financial Data" and "UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS" of the Registration Statement, which is incorporated herein by reference.

ITEM 15.  PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

     (a) Reference is hereby made to the information set forth in the sections entitled "THE MERGER -- Management of OHM after the Merger," "-- Plans for OHM," "THE MERGER AGREEMENT -- Interests of Certain Persons in the Merger" and "-- Board Representation" of the Registration Statement, which is incorporated herein by reference.

     (b) Reference is hereby made to the information set forth in the sections entitled "THE ITC SPECIAL MEETING -- Solicitation of Proxies" and "THE OHM SPECIAL MEETING -- Solicitation of Proxies" of the Registration Statement, which is incorporated herein by reference.

ITEM 16.  ADDITIONAL INFORMATION.

     Reference is hereby made to the entire text of the Registration Statement, which is incorporated herein by reference.

ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

     (a)  --   Credit Agreement, dated as of February 25, 1998, among ITC, IT
               Corporation, Merger Sub, the Lenders party thereto, the Issuing
               Banks party thereto, Citicorp USA, Inc., as Administrative Agent,
               BankBoston, N.A., as Documentation Agent, and Royal Bank of
               Canada, as Co-Agent.(1)
     (b)(1) -- Opinion of Donaldson, Lufkin & Jenrette Securities Corporation
               (included as Annex B to the Registration Statement).
     (b)(2) -- Opinion of BT Alex. Brown Incorporated (included as
               Annex C to the Registration Statement).
     (b)(3) -- Materials presented by Donaldson, Lufkin & Jenrette Securities
               Corporation to the Board of Directors of ITC.(2)
     (b)(4) -- Materials presented by BT Alex. Brown Incorporated to the Board of Directors of OHM.(2)

     (c)(1)  --   Agreement and Plan of Merger, dated as of January 15, 1998, among OHM Corporation, International Technology Corporation and IT-Ohio, Inc. (included as Annex A to the Registration
                  Statement).
     (c)(2)  --   Parent Voting Agreement, dated as of January 15, 1998, among
                  ITC, certain stockholders of ITC and OHM.(2)
     (c)(3)  --   Company Voting Agreement, dated as of January 15, 1998, among
                  ITC, certain stockholders of ITC and OHM.(2)
     (c)(4)  --   Share Repurchase Agreement, dates as of January 15, 1998,
                  among OHM, ITC, WMX and Rust.(2)
     (c)(5)  --   Amended and Restated Share Repurchase Agreement, dated as of
                  February 11, 1998, among OHM, ITC, WMX, Rust Services and
                  Rust.(3)
     (c)(6)  --   Second Amended and Restated Share Repurchase Agreement, dated as of February 17, 1998, among OHM, ITC, WMX, Rust Services and Rust.(4)
     (d)(1)  --   Registration Statement on Form S-4 as filed by ITC with the
                  SEC on February 12, 1998 (of which the Joint Proxy
                  Statement/Prospectus of ITC and OHM is a part), together with the annexes thereto.
     (d)(2)  --   Amendment No. 1 to the Registration Statement on Form S-4 as
                  filed by ITC with the SEC on March 27, 1998 (of which the
                  Joint Proxy Statement/Prospectus of ITC and OHM is a part), together with the annexes thereto.
     (d)(3)  --   Amendment No. 2 to the Registration Statement on Form S-4 as
                  filed by ITC with the SEC on March 31, 1998 (of which the
                  Joint Proxy Statement/Prospectus of ITC and OHM is a part), together with the annexes thereto.
     (d)(4)  --   Offer to Purchase, dated January 16, 1998.(2)
     (d)(5)  --   Form of Letter of Transmittal, together with Guidelines for
                  Certification of Taxpayer Identification Number on Substitute
                  Form W-9.(2)
     (d)(6)  --   Form of Notice of Guaranteed Delivery.(2)
     (d)(7)  --   Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                  Companies and Other Nominees.(2)
     (d)(8)  --   Form of Letter to Clients for use by Brokers, Dealers,
                  Commercial Banks, Trust Companies and Other Nominees.(2)
     (e)     --   Text of Section 1701.84 and 1701.85 of the Ohio General
                  Corporation Law (included as Annex D to the Registration
                  Statement).
     (f)     --   Not applicable

----------
(1) Previously filed with the Commission as an Exhibit to Amendment No. 6 to the Registrant's Schedule 14D-1 on February 26, 1998.
(2) Filed separately.
(3) Previously filed with the Commission as an Exhibit to the Registrant's
    Schedule 14D-1 on January 16, 1998.
(4) Previously filed with the Commission as an Exhibit to the Registrant's
    Schedule 13D on February 11, 1998.
(5) Previously filed with the Commission as an Exhibit to Amendment No. 5 to the Registrant's Schedule 14D-1 on February 18, 1998.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              INTERNATIONAL TECHNOLOGY CORPORATION

                              By: /s/ Anthony J. DeLuca
                                  _____________________________________
                                  Anthony J. DeLuca
                                  President and Chief Executive Officer

Dated:  March 31, 1998

                                 EXHIBIT INDEX

EXHIBIT
--------
NO.                                  DESCRIPTION                                     PAGE*
---                                  -----------                                     -----
(a)  --       Credit Agreement, dated as of February 25, 1998, among ITC, IT
              Corporation, Merger Sub, the Lenders party thereto, the Issuing Banks party thereto, Citicorp USA, Inc., as Administrative Agent, BankBoston,
              N.A., as Documentation Agent, and Royal Bank of Canada, as Co-Agent.(1)
(b)(1)  --    Opinion of Donaldson, Lufkin & Jenrette Securities Corporation (included as Annex B to the Registration Statement).
(b)(2)  --    Opinion of BT Alex. Brown Incorporated (included as Annex C to the
              Registration Statement).
(b)(3)  --    Materials presented by Donaldson, Lufkin & Jenrette Securities
              Corporation to the Board of Directors of ITC.(2)
(b)(4)  --    Materials presented by BT Alex. Brown Incorporated to the Board of Directors of OHM.(2)
(c)(1)  --    Agreement and Plan of Merger, dated as of January 15, 1998, among OHM
              Corporation, International Technology Corporation and IT-Ohio, Inc.
              (included as Annex A to the Registration Statement).
(c)(2)  --    Parent Voting Agreement, dated as of January 15, 1998, among ITC, certain stockholders of ITC and OHM.(2)
(c)(3)  --    Company Voting Agreement, dated as of January 15, 1998, among ITC, OHM and certain shareholders of OHM.(2)
(c)(4)  --    Share Repurchase Agreement, dated as of January 15, 1998, among OHM, ITC,
              WMX and Rust.(2)
(c)(5)  --    Amended and Restated Share Repurchase Agreement, dated as of February 11,
              1998, among OHM, ITC, WMX, Rust Services and Rust.(3)
(c)(6)  --    Second Amended and Restated Share Repurchase Agreement, dated as of
              February 17, 1998, among OHM, ITC, WMX, Rust Services and Rust.(4)
(d)(1)  --    Registration Statement on Form S-4 as filed by ITC with the SEC on
              February 12, 1998 (of which the Joint Proxy Statement/Prospectus of ITC and OHM is a part), together with the annexes thereto.
(d)(2)  --    Amendment No. 1 to the Registration Statement on Form S-4 as filed by ITC with the SEC on March 27, 1998 (of which the Joint Proxy Statement/Prospectus of ITC and OHM is a part), together with the annexes thereto.
(d)(3)  --    Amendment No. 2 to the Registration Statement on Form S-4 as filed by ITC with the SEC on March 31, 1998 (of which the Joint Proxy Statement/Prospectus of ITC and OHM is a part), together with the annexes thereto.
(d)(4)  --    Offer to Purchase, dated January 16, 1998.
(d)(5)  --    Form of Letter of Transmittal, together with Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.(2)
(d)(6)  --    Form of Notice of Guaranteed Delivery.(2)
(d)(7)  --    Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
              Other Nominees.(2)
(d)(8)  --    Form of Letter to Clients for use by Brokers, Dealers, Commercial(2)

              Banks, Trust Companies and Other Nominees.
(e)  --       Text of Sections 1701.84 and 1701.85 of the Ohio General Corporation Law
              (included as Annex D to the Registration Statement).
(f)  --       Not applicable.

_____________
*   Page references are to sequentially numbered copy.
(1) Previously filed with the Commission as an Exhibit to Amendment No. 6 to the Registrant's Schedule 14D-1 on February 26, 1998.
(2) Filed separately.
(3) Previously filed with the Commission as an Exhibit to the Registrant's
    Schedule 14D-1 on January 16, 1998.
(4) Previously filed with the Commission as an Exhibit to the Registrant's
    Schedule 13D on February 11, 1998.
(5) Previously filed with the Commission as an Exhibit to Amendment No. 5 to the Registrant's Schedule 14D-1 on February 18, 1998.